FUEL SYSTEMS SOLUTIONS, INC. 780 Third Avenue; Floor 25 New York, NY 10017 Phone (646) 502-7170 Fax (646) 502-7171 http://www.fuelsystemssolutions.com

January 5, 2016

Via Edgar

Ms. Cecilia Blye

Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fuel Systems Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
File No. 1-32999
Staff Comment Letter Dated December 22, 2015

Dear Ms. Blye:

Fuel Systems Solutions, Inc. (the “Company”) hereby respectfully requests an extension to January 22, 2016 for the date by which the Company must provide its response to the comments contained in your letter dated December 22, 2015. The extension is needed to provide additional time to gather and review information in connection with the Staff’s letter.

Please do not hesitate to contact me at (646) 502-7163 should you have any questions.

Sincerely,

/s/ Pietro Bersani
Pietro Bersani

Chief Financial Officer

cc:	Pradip Bhaumik
Special Counsel
Office of Global Security Risk